EXHIBIT 99.1

GLG Life Tech Corporation Congratulates AN0C Partner China National Swim Team for Winning the Second Greatest Number of Medals at 2011 FINA World Championships and Young Swimming Star, Sun Yang, on His Gold Medal and World Record Performances

VANCOUVER, British Columbia, Aug. 3, 2011 (GLOBE NEWSWIRE) -- GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) ("GLG" or the "Company"), the vertically-integrated leader in the agricultural and commercial development of high quality stevia and all natural and zero calorie food and beverage products, congratulates China's national swim team on winning the second greatest number of medals at this year's FINA World Championships, taking home 14 medals out of the 40 swimming finals. GLG also congratulates the young swimming star Sun Yang on his performance at the 14th annual FINA World Championships held in Shanghai. In addition to winning the gold medal and breaking the world record in the 1500m freestyle final, Sun also won the gold medal in the 800m freestyle, the silver medal in the 400m freestyle, and a bronze medal with China's 4x200 relay team over the two weeks of competition.

Sun finally broke the long standing world record in the 1500m freestyle set by Australia's Grant Hackett, back in the 2001 World Championships. At 17 years of age, Sun Yang had already won the bronze medal at the 2009 World Championships and took the gold at the Asian Games in 2010. "I believe that winning the gold medal will increase the attention that is focused on me," Sun said. "I hope that it will also increase overall awareness of exercise and healthy eating."  Katzu Cheng, President of AN0CTM points out, "Sun Yang is the perfect role model who shares AN0C's vision for a healthier lifestyle for China."

GLG also congratulates Ye Shiwen in the Women's 200m individual medley, Jiao Liuyang in the 200m butterfly, and Zhao Jing (the current world-record holder in the 50m backstroke) in the women's 100m backstroke for their gold-medal winning performances.

Dr. Luke Zhang, Chairman and CEO of both GLG Life Tech Corporation and AN0C, stated, "Congratulations to the China national swim team! We are very proud of Sun Yang and the national swim team, and not only of their accomplishments over the past few weeks, but also of all their hard work and dedication as they prepare for the 2012 Olympics in London. AN0C is pleased to be the exclusive ready-to-drink tea sponsor for the national swim team, and is fortunate to be associated with such healthy images."

At least three World or Olympics gold-medal winners from China national swim team will be welcome participants in the upcoming promotional activities for the company's AN0C line of products. They will be featured in a TV commercial and a series of print advertisements that will help to promote the healthier all-natural zero calorie benefits the AN0C line of products offers consumers.

About GLG Life Tech Corporation

GLG Life Tech Corporation (Nasdaq:GLGL) (TSX:GLG) is a global leader in the supply of high purity stevia extracts, an all-natural zero-calorie sweetener used in food and beverages. The Company's vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG's advanced technology, extraction technique and premier, high quality product offerings make it a leading producer of high purity, great tasting stevia extracts. For further information, please visit www.glglifetech.com.

The GLG Life Tech Corporation logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=7994

About AN0C

AN0C focuses on the sale and distribution of all natural zero calorie food and beverage products in China that are sweetened with stevia provided by GLG Life Tech Corporation. GLG is a global leader in the supply of high quality stevia extracts and holds an 80% controlling stake in AN0C with China and Healthy Foods Company Limited (CAHFC) holding 20%. Dr. Luke Zhang, Chairman and CEO of AN0C, is supported by an experienced team of senior executives recruited from the beverage industry in China. For further information, please visit www.an0c.com.

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

CONTACT: Sophia Luke
         Vice President of Investor Relations
         GLG Life Tech Corporation
         +1 (604) 669-2602 Ext 104
         ir@glglifetech.com